FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  26 February, 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet
 Jewelers Limited
 (NYSE and LSE: SIG)

Embargoed until
07.30
 pm (EST
)
                                                                                                                                   26 February 2009

SigneT bOARD CHANGES

Lesley Knox has indicated to the Board that it is her intention not to offer herself for election as
a
director at the Annual General Meeting of Signet Jewelers Limited in June 2009. She remains a Director of the Board until that time.

Sir Malcolm Williamson, Chairman, commented: "I thank Lesley for her valuable contribution to the Group during a period when the Group has faced many challenges."

Enquiries:
    Tim Jackson, Investor Relations Director
     +1 441 296 5872

Press:

Michael Henson
, Taylor Rafferty
                     +1 212 889 4350
                        Jonathan Glass,
Brunswick
                              +44

(0)20 7404 5959

Signet operated 1,959
 specialty retail jewelry stores at
January 31,
 2009
; these included 1,401
stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 558 stores in the
UK
, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signet jewelers
.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 26 February, 2009